St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014



ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566
www.stjudegold.com


03022800

May 28, 2003

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #135 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for: MICHAEL A. TERRELL,
President

/mjh
enclosures

6/19



www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

NEWS RELEASE

" ST. JUDE INTERSECTS 67M (217 FEET) OF 2.02 G/T GOLD AT GOULAGOU - 700,000 OUNCE RESOURCE IDENTIFIED, DRILLING CONTINUES "

Vancouver, May 28, 2003 - St. Jude Resources Ltd. (SJD - TSX Venture) is pleased to announce new drill results from its Goulagou project in Burkina Faso, where St. Jude can earn up to 90% of the property. The drill holes referred to below were drilled on the GG2 deposit, where St. Jude is drilling along a 1,200-meter northwest striking zone. The geology is quartz-carbonate alteration and is totally oxidized to a depth of 75 meters. Management is encouraged by the consistency of economic grade mineralization across excellent open pit mining widths. Results from the latest drilling are set out below:

Hole #	Dip Degrees (-)	Azimuth	From - To (m)	Interval Width (m)	Grade g/t Au
SJG2 - 11	-45	180	50 - 60	10	1.54
SJG2 - 12	-45	180	55 - 89	34	1.57
incl.	-45	180	79 - 89	10	2.71
SJG2 - 13	-45	180	36 - 53	17	3.13
SJG2 - 14	**-45**	**180**	**7 - 74**	**67**	**2.02**
incl.	-45	180	41 - 62	21	3.20
SJG2 - 15	-45	180	7 - 78	8	1.97
SJG2 - 16	-45	180	24 - 32	8	1.11
SJG2 - 17	-45	180	61 - 70	9	1.36
SJG2 - 18	-45	180	73 - 92	19	1.13
incl.	-45	180	74 - 84	10	1.57
SJG2 - 19	-45	180	106 - 113	7	0.79
SJG2 - 20	-45	180	68 - 72	4	7.52
SJG2 - 21	-45	180	21 - 43	22	2.19
incl.	-45	180	33 - 43	10	3.50
	-45	180	60 - 66	6	3.66
SJG2 - 22	-45	180	60 - 64	4	1.54
	-45	180	82 - 93	11	1.11
SJG2 - 23	-45	180	66 - 101	35	1.20
Incl.	-45	180	66 - 77	11	2.30
	-45	180	110 - 114	4	1.34
	-45	180	119 - 121	2	1.75
	-45	180	126 - 129	3	1.20
SJG2 - 24	-45	180	23 - 45	22	1.07
incl.	-45	180	23 - 28	5	1.89
incl.	-45	180	41 - 45	4	3.08

The Goulagou property was previously explored by Channel Resources Ltd. ("CRL"). St. Jude has reviewed the CRL data, which indicates that a total of 421 drill holes, totalling 22,869 meters was carried out between the GG1 and GG2 deposits. St. Jude has been on the property for the past six months and all of our exploration results correlate with the CRL data, and leads us to the conclusion that the exploration carried out by CRL was done in a professional and diligent manner. All of our exploration results to date, have verified the accuracy of the CRL drill results. **The CRL exploration staff who were working under a joint venture agreement with Placer Dome Inc., prepared an initial resource for the Goulagou property, which estimated a preliminary resource of 700,000 ounces, contained in 19,400,000 tons of material @ 1.12 g/t Au (using a 0.5 g/t cut off). This resource estimate was prepared according to the guidelines provided by the Canadian Mining Standards Task Force.**

St. Jude was pleased to note that CRL carried out preliminary metallurgical testing (bottle roll tests) on coarse RC and RAB oxide samples from the GG2 deposit. Recoveries up to 95% is a strong indication that the oxide ore may be amenable to low cost heap leach mining techniques. St. Jude has not yet completed sufficient exploration to verify the CRL resource estimate. We will continue to drill at the GG1 and GG2 deposits in order to expand the database along zones of enrichment which were previously estimated to be approximately 3.4km in strike length. When sufficient drilling has been carried out, St. Jude intends to commission an independent resource estimate in compliance with the provisions of NI 43-101.

Under the direction of one of the most successful gold exploration teams in West Africa, St. Jude is actively exploring three major projects in Ghana and Burkina Faso. These projects named Hwini-Butre, South Benso and Goulagou, are located in one of the most prolific and productive gold belts in the world, which is host to several multi-million ounce deposits. Resource expansion drilling continues in both Ghana and Burkina Faso. With an expanding gold resource, new discoveries and several advanced exploration targets, St. Jude is well positioned to continue its strong growth for the remainder of 2003.

ST. JUDE RESOURCES LTD.
PER:



MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
Tel: +1 - 604 - 940 - 6565
Fax: +1 - 604 - 940 - 6566

Or visit the company's website at:
www.stjudegold.com


St. Jude Resources Ltd.
SIMPLIFIED GEOLOGY
of BURKINA FASO
Goulagou
ESSAKANE
NIGER
DIOUGA
BOUROUM
BAYILDIAGA
GUIRO
TAPARKO
BOUROUM-
YALOGO
GREENSTONE
BELT
Ouagadougou
KWADEMEN
HOUNDE
GREENSTONE
BELT
KIERE
DOSSI
POURA
BOROMO
GREENSTONE
BELT
LEGEND
Gold Deposits
Cities
0 100 km
Undifferentiated Sediments
Tarkwaien Facies (?)
Birimian Sediments
Birimian Volcanics & Vol.-Sed.
Archean Granites
Intrusive Bodies